Exhibit 21

SUBSIDIARY
OF
LSB CORPORATION

Lawrence Savings Bank: LSB Corporation’s wholly owned subsidiary is a Massachusetts-chartered savings bank organized in 1868 and headquartered at 30 Massachusetts Avenue, North Andover, Massachusetts.

SUBSIDIARIES
OF
LAWRENCE SAVINGS BANK

Pemberton Corporation: Holds real estate for sale.

Spruce Wood Realty Trust: Holds real estate used in the normal course of business.

Shawsheen Security Corporation and Shawsheen Security Corporation II: Engages exclusively in buying, selling, dealing in and holding investment securities on its own behalf.

Each of the subsidiaries is organized or incorporated in Massachusetts.